FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X               Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                     No      X

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Item 1. Financial Statements

Condensed Consolidated Statements of Income

	(in thousands of euros, except share and per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	214,665	189,974	622,492	516,594
Cost of sales	(150,702)	(135,603)	(429,255)	(376,732)
Gross Profit	63,963	54,371	193,237	139,862
Research and development expenses	(15,253)	(15,850)	(47,699)	(52,979)
Selling and marketing expenses	(23,982)	(23,230)	(74,364)	(73,692)
General and administrative expenses	(14,250)	(15,264)	(47,411)	(54,411)
Restructuring expenses	(8,638)	(7,242)	(8,611)	(52,701)
Operating income (loss) before goodwill amortization and impairment	1,840	(7,215)	15,152	(93,921)
Goodwill amortization and impairment	(1,926)	(1,969)	(5,748)	(31,135)
Operating income (loss)	(86)	(9,184)	9,404	(125,056)
Financial income (expense), net	1,482	1,649	4,289	6,984
Other income (expense), net	(3,380)	(4,566)	(10,548)	(11,552)
Income (loss) before taxes	(1,984)	(12,101)	3,145	(129,624)
Income taxes (provision) benefit	(6,551)	(950)	(10,277)	(3,717)

Net loss	(8,535)	(13,051)	(7,132)	(133,341)

Net loss per share
Basic	(0.01)	(0.02)	(0.01)	(0.22)
Diluted	(0.01)	(0.02)	(0.01)	(0.22)
Shares used in net income (loss) per share calculation
Basic	606,882,853	605,614,830	606,584,841	605,643,561
Diluted	606,882,853	605,614,830	606,584,841	605,643,561

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Condensed Consolidated Balance Sheets

	(in thousands of euros)
	September 30,	December 31,
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	389,186	390,684
Trade accounts receivable, net	153,287	154,727
Inventory, net	141,046	98,673
Other current assets	70,970	82,675
Total current assets	754,489	726,759
Non-current assets:
Property, plant and equipment, net	155,941	175,706
Goodwill, net	28,436	37,727
Other non-current assets	120,864	113,047
Total non-current assets	305,241	326,480

Total assets	1,059,730	1,053,239

Liabilities
Current liabilities:
Accounts payable	105,024	95,582
Accrued liabilities and other	166,889	135,505
Current obligations under capital leases	5,971	5,928
Total current liabilities	277,884	237,015
Non-current liabilities:
Long-term obligations under capital leases	35,474	38,893
Other non-current liabilities	47,137	70,246
Total non-current liabilities	82,611	109,139
Minority interest	12,699	12,073
Shareholders’ equity
Ordinary shares	128,567	127,889
Paid in capital	1,031,491	1,028,849
Retained earnings	(471,366)	(464,221)
Other comprehensive income	(171)	4,570
Less, cost of treasury shares	(1,985)	(2,075)
Total shareholders’ equity	686,536	695,012

Total liabilities and shareholders’ equity	1,059,730	1,053,239

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)
	Nine months ended September, 30
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(7,132)	(133,341)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	43,905	76,603
Change in other non-current liabilities	(723)	(2,670)
Gain on assets sold	827	454
Provision for income taxes	5,426	(341)
Other, net	3,661	12,335
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(3,123)	1,439
Trade accounts payable and related current assets	23,491	4,780
Inventories	(38,599)	(13,436)
Value-added and taxes	19,147	4,876
Other, net	6,325	(3,200)
Restructuring reserve	(14,010)	1,926
Restricted cash on litigation	(21,952)	—

Net cash from (used in) operating activities	17,243	(50,575)

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / (acquired)	—	114
Other investments	(3,615)	(880)
Purchase of property, plant and equipment	(15,239)	(9,378)
Purchase of other assets	(1,042)	(1,150)
Change in non-trade accounts payable and other current assets	2,872	(827)

Net cash used in investing activities	(17,024)	(12,121)

Cash flows from financing activities:
Proceeds from exercise of share options	1,288	—
Proceeds from sale-leaseback operations	957	—
Principal payments on obligations under capital leases	(4,331)	(2,347)
Increase (decrease) in bank overdrafts	371	1,691
Dividends paid by subsidiaries to minority shareholders	(1,214)	(2,627)

Net cash used in financing activities	(2,929)	(3,283)

Effect of exchange rate changes on cash	1,211	5,303
Net increase (decrease) in cash and cash equivalents	(2,709)	(65,979)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	389,186	356,550

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Consolidated Statement of Changes in Shareholders’ Equity

	(in thousands of euros, except number of shares)
						Other
			Additional		Net	compre-
	Number of	Share	paid-in	Retained	income	hensive	Treasury
	shares	value	capital	earnings	(loss)	income	shares	Total
Balance at December 31, 2003	607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	695,012

Allocation of prior year loss	—	—	—	(161,107)	161,107	—	—	—
Net loss	—	—	—	—	(7,132)	—	—	(7,132)
Contribution of Gemplus SA shares to Gemplus International SA	—	648	(648)	—	—	—	—	—
Share issued by Gemplus SA pursuant to share options exercised to be contributed	901,250	—	1,151	—	—	—	—	1,151
Share issued by Gemplus International SA pursuant to share options exercised to be contributed	141,404	30	155	—	—	—	—	185
Minority shareholders’ contribution not resulting in a change of subsidiary ownership	—	—	1,984	—	—	—	—	1,984
Sale of 28,764 treasury shares	—	—	—	(13)	—	—	90	77
Change in other comprehensive income	—	—	—	—	—	(4,741)	—	(4,741)

Balance at September 30, 2004 (unaudited)	608,355,450	128,567	1,031,491	(464,234)	(7,132)	(171)	(1,985)	686,536

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Notes to the Condensed Consolidated Financial Statements

1/  Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the “Company”) and its subsidiaries as of September 30, 2004, and the results of operations for the three-month and nine-month periods ended September 30, 2004 and 2003. All material intercompany balances have been eliminated. Because all of the disclosures required by IFRS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company’s annual report for the year ended December 31, 2003. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

2/  Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined principally on the weighted average cost basis.

Inventory consists of the following:

	(in thousands of euros)
	September 30,	December 31,
	2004	2003
	(unaudited)
Raw materials and supplies	50,918	27,456
Work-in-process	69,856	67,066
Finished goods	26,937	10,158

Inventory, gross	147,711	104,680

Inventory allowance	(6,665)	(6,007)

Inventory, net	141,046	98,673

3/  Common control transactions

As at September 30, 2004, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A.. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 1,130,450 shares, representing 0.19 % of the shareholdings of Gemplus International S.A., which in total was represented by 608,355,450 shares outstanding as at September 30, 2004.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

4/  Net loss per share

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided in the following table:

	(in thousands of euros, except shares data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)
Basic and diluted net loss-numerator	(8,535)	(13,051)	(7,132)	(133,341)
Shares used in basic net loss per share calculation:
Weighted average number of common shares outstanding	608,325,468	607,115,409	608,041,838	615,655,320
Weighted average number of treasury shares	(1,442,615)	(1,500,579)	(1,456,997)	(10,011,759)
Weighted average number of common shares outstanding (basic)	606,882,853	605,614,830	606,584,841	605,643,561
Dilutive effect of stock options	8,796,793	5,973,503	12,721,647	2,904,629
Weighted average diluted number of shares outstanding	615,679,646	611,588,333	619,306,488	608,548,190
Shares used in diluted net loss per share	606,882,853	605,614,830	606,584,841	605,643,561
Basic net loss per share	(0.01)	(0.02)	(0.01)	(0.22)
Diluted net loss per share	(0.01)	(0.02)	(0.01)	(0.22)

5/  Segment reporting

In 2004, the Company realigned its reporting segment in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, accordingly to its new operating structure.

The Telecommunications segment remains unchanged and includes the wireless products and services, comprising wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services), prepaid phone cards and scratchcards.

The former Financial Services and Security segment has been divided into:

•	the Financial Services segment, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

•	the Identity and Security segment, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport & visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

These three segments have a different customer base, and each of them has separate financial information available. The management evaluates these segments regularly, decides how to allocate resources and assesses performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

The following tables present selected data for the three-month and nine-month periods ended September 30, 2004 and 2003:

	(in thousands of euros)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Net sales
Telecommunications	153,226	132,296	453,863	366,244
Financial Services	52,975	47,842	138,046	122,950
Identity and Security	8,464	9,836	30,583	27,400

Net sales	214,665	189,974	622,492	516,594

Gross profit
Telecommunications	51,660	39,698	156,466	109,159
Financial Services	10,053	12,649	28,009	24,755
Identity and Security	2,250	2,024	8,762	5,948

Gross profit	63,963	54,371	193,237	139,862

Research and development expenses	(15,253)	(15,850)	(47,699)	(52,979)
Selling and marketing expenses	(23,982)	(23,230)	(74,364)	(73,692)
General and administrative expenses	(14,250)	(15,264)	(47,411)	(54,411)
Restructuring expenses	(8,638)	(7,242)	(8,611)	(52,701)
Goodwill amortization and impairment	(1,926)	(1,969)	(5,748)	(31,135)

Operating income (loss)	(86)	(9,184)	9,404	(125,056)

The following is a summary of sales by geographic area for the three-month and nine-month periods ended September 30, 2004 and 2003:

	(in thousands of euros)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Europe, Middle East and Africa	114,978	97,957	320,939	277,302
Asia	44,533	50,868	147,780	130,342
Americas	55,154	41,149	153,773	108,950

Net sales	214,665	189,974	622,492	516,594

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

6/  Ordinary shares

As mentioned in Note 3, as at September 30, 2004, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 1,130,450 shares, representing 0.19 % of the shareholdings of Gemplus International S.A., which in total was represented by 608,355,450 shares outstanding as at September 30, 2004.

7/  Restructuring

Following the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two additional restructuring and rationalization programs in 2002, one on February 6 (the “second restructuring program”), and the other on December 9 (the “third restructuring program”).

During the third quarter of 2004, the Company recorded a total pre-tax restructuring net charge of € 8,638 thousand in the quarterly Consolidated Statement of Income, mainly related to the third restructuring program.

First restructuring program (announced on May 2, 2001)

During the third quarter of 2004, the Company recorded a net restructuring charge of € 987 thousand with respect to the first restructuring program mainly due to an impairment loss in Germany for a building. The total net charge of the first restructuring program amounts to € 31,056 thousand and represents:

•	€ 7,700 thousand of fixed asset write downs without any cash impact,

•	€ 23,356 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

The remaining reserve of € 435 thousand is a provision for ongoing rents for closed sites, mainly in the United States of America and Germany.

Second restructuring program (announced on February 6, 2002)

During the third quarter of 2004, the Company recorded a net reversal of restructuring provision for € 5,488 thousand with respect to the second restructuring program. The refund of a debt fully provisioned for a ceased activity led the Company to reverse € 1,900 thousand. The anticipated exit from a French lease could permit to reverse € 1,100 thousand. The conditions of social plans in France allow employees to elect over time within a large scope of compensation schemes, each of them having different costs. Since most employees have now left the Company, the provision was adjusted to reflect their decisions. As part of the second restructuring program, the employment of 1,318 employees was terminated. The total net charge of the second restructuring program amounts to € 74,917 thousand and represents:

•	€ 12,749 thousand of fixed asset write downs without any cash impact,

•	€ 62,168 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

The remaining reserve of € 3,893 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee terminations.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Third restructuring program (announced on December 9, 2002)

During the third quarter of 2004, linked to the worldwide rationalization of manufacturing plants and sales offices, the Company recorded a € 13,139 thousand restructuring net charge with respect to the third restructuring program mainly due to the closure of a plant in Germany. Since December 2002, the total net charge of the third restructuring program amounts to € 83,080 thousand and represents:

•	€ 14,880 thousand to write-down intangible and fixed assets without any cash impact,

•	€ 68,200 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce, legal and professional fees and the transfer of contracts to partners.

839 employees were terminated as part of the third restructuring program including 777 people who left the company in 2003 and 62 in 2004. 104 employees are expected to leave the company in 2004 and early 2005.

The remaining reserve of € 20,433 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee termination.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Restructuring activity at the end of September 2004 was as follows:

	(in thousands of euros)
	Reduction of
	workforce and other	Non-cash write-offs
FIRST restructuring program	cash outflows	of assets	Total
2001 restructuring charge	22,022	6,444	28,466
Amounts utilized in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amounts utilized in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

2003 restructuring charge	89	—	89
Amounts utilized in 2003	(881)	—	—
Exchange rate differences	(263)	—	—
Restructuring reserve as at December 31, 2003	1,003	—	—

First quarter 2004 restructuring charge	—	—	—
Amounts utilized in first quarter 2004	(121)	—	—
Exchange rate differences	16	—	—
Restructuring reserve as at March 31, 2004	898	—	—

Second quarter 2004 restructuring charge	—	—	—
Amounts utilized in second quarter 2004	(77)	—	—
Exchange rate differences	(2)	—	—
Restructuring reserve as at June 30, 2004	819	—	—

Third quarter 2004 restructuring charge	—	1,256	1,256
Release of unused provision	(269)	—	(269)
Amounts utilized in third quarter 2004	(116)	—	—
Exchange rate differences	1	—	—
Restructuring reserve as at September 30, 2004	435	—	—

	(in thousands of euros)
	Reduction of
	workforce and other	Non-cash write-offs
SECOND restructuring program	cash outflows	of assets	Total
2002 restructuring charge	66,919	13,889	80,808
Amounts utilized in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

2003 restructuring charge	246	60	306
Release of unused provision	(170)	—	(170)
Amounts utilized in 2003	(27,247)	—	—
Exchange rate differences	(817)	—	—
Restructuring reserve as at December 31, 2003	10,617	—	—

First quarter 2004 restructuring charge	—	106	106
Release of unused provision	(554)	—	(554)
Amounts utilized in first quarter 2004	(857)	—	—
Exchange rate differences	72	—	—
Restructuring reserve as at March 31, 2004	9,278	—	—

Second quarter 2004 restructuring charge	—	100	100
Release of unused provision	(191)	—	(191)
Amounts utilized in second quarter 2004	(619)	—	—
Exchange rate differences	(3)	—	—
Restructuring reserve as at June 30, 2004	8,465	—	—

Third quarter 2004 restructuring charge	146	562	708
Release of unused provision	(4,228)	(1,968)	(6,196)
Amounts utilized in third quarter 2004	(490)	—	—
Exchange rate differences	—	—	—
Restructuring reserve as at September 30, 2004	3,893	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

	(in thousands of euros)
	Reduction of
	workforce and other	Non-cash write-offs
THIRD restructuring program	cash outflows	of assets	Total
2002 restructuring charge	755	6,926	7,681
Amounts utilized in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

2003 restructuring charge	54,848	9,455	64,303
Release of unused provision	—	(2,555)	(2,555)
Amounts utilized in 2003	(27,791)	—	—
Exchange rate differences	(50)	—	—
Restructuring reserve as at December 31, 2003	27,319	—	—

First quarter 2004 restructuring charge	83	177	260
Release of unused provision	—	—	—
Amounts utilized in first quarter 2004	(11,782)	—	—
Exchange rate differences	39	—	—
Restructuring reserve as at March 31, 2004	15,659

Second quarter 2004 restructuring charge	494	200	694
Release of unused provision	(262)	(180)	(442)
Amounts utilized in second quarter 2004	(5,511)	—	—
Exchange rate differences	7	—	—
Restructuring reserve as at June 30, 2004	10,387	—	—

Third quarter 2004 restructuring charge	14,085	918	15,003
Release of unused provision	(1,803)	(61)	(1,864)
Amounts utilized in third quarter 2004	(2,230)	—	—
Exchange rate differences	(6)	—	—
Restructuring reserve as at September 30, 2004	20,433	—	—

	(in thousands of euros)
	Reduction of
	workforce and other	Non-cash write-offs
TOTAL restructuring activity	cash outflows	of assets	Total
Total restructuring charge (credit) first quarter 2004	(471)	283	(188)

Total restructuring charge second quarter 2004	41	120	161

Total restructuring charge third quarter 2004	7,931	707	8,638

Total restructuring net charge for the nine-month period ended September 30, 2004	7,501	1,110	8,611

Total Restructuring reserve as at September 30, 2004	24,761	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

8/ Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at September 30, 2004 and December 31, 2003, respectively, were as follows:

	(in thousands of euros)
	September 30,	December 31,
	2004	2003
	(unaudited)
Cumulative translation adjustment	(5,061)	(6,460)
Net unrealized gain on hedging instruments qualifying as effective	4,890	11,030

Cumulative other comprehensive income	(171)	4,570

The components of comprehensive income for the three-month and nine-month periods ended September 30, 2004 and 2003, respectively, were as follows:

	(in thousands of euros)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Net loss	(8,535)	(13,051)	(7,132)	(133,341)

Change in cumulative translation adjustment	(624)	(7,341)	1,399	(2,212)
Change in fair value of derivatives qualifying as effective hedging instruments	(127)	(1,997)	(6,140)	(4,594)

Change in cumulative other comprehensive income (loss)	(751)	(9,338)	(4,741)	(6,806)

Comprehensive net income (loss)	(9,286)	(22,389)	(11,873)	(140,147)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

9/ Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below:

	(in thousands of euros, except share and per share data)
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Net loss in accordance with IFRS	(8,535)	(13,051)	(7,132)	(133,341)

Capitalized development costs	—	1,900	—	6,080
Reversal of restoration of impairment losses on long-lived assets	—	—	—	(2,555)
Share options accounting	1,331	(3,984)	12,865	(2,316)
Purchase consideration	—	—	—	(837)
Goodwill amortization and impairment	3,070	3,478	8,468	35,594
Other differences	—	24	—	14

Total differences between US GAAP and IFRS	4,401	1,418	21,333	35,980

Net income (loss) per US GAAP	(4,134)	(11,633)	14,201	(97,361)

Change in cumulative other comprehensive income in accordance with IFRS	(751)	(9,338)	(4,741)	(6,806)
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(176)	145	(21)	295

Other comprehensive income (loss), net of taxes	(927)	(9,193)	(4,762)	(6,511)

Comprehensive income (loss) per US GAAP	(5,061)	(20,826)	9,439	(103,872)

Net income (loss) per share per US GAAP
Basic	(0.01)	(0.02)	0.02	(0.16)
Diluted	(0.01)	(0.02)	0.02	(0.16)
Number of shares
Basic	606,882,853	605,614,830	606,584,841	605,643,561
Diluted	606,882,853	605,614,830	619,306,488	605,643,561

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

	(in thousands of euros)
	September 30, 2004	December 31, 2003
	(unaudited)
Shareholders’ equity in accordance with IFRS	686,536	695,012

Reversal of restoration of impairment losses on long-lived assets	(2,555)	(2,555)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	39,123	30,655
Effect of IFRS / US GAAP adjustments on other comprehensive income	(8,079)	(7,904)
Other differences	76	76
Deferred tax effect of US GAAP adjustments	363	363

Total difference between US GAAP and IFRS	13,360	5,067

Shareholders’ equity in accordance with US GAAP	699,896	700,079

10/ Presentation of the consolidated statement of income

The operating income (loss) would have been as follows under US GAAP:

	(in thousands of euros)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Operating income (loss) per IFRS	(86)	(9,184)	9,404	(125,056)

Goodwill amortization on consolidated subsidiaries	1,926	1,969	5,748	31,135
Reversal of restoration of impairment losses on long-lived assets	—	—	—	(2,555)
Purchase consideration	—	—	—	(837)
Capitalized development costs	—	1,900	—	6,080
Share options accounting	1,331	(3,984)	12,865	(2,316)
Other differences	—	24	—	14

Operating income (loss) per US GAAP	3,171	(9,275)	28,017	(93,535)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

11/ New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders’ equity under US GAAP, the Company adopted the following new standards:

SFAS 143

In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 makes a clear distinction between what constitutes a one-time benefit arrangement and what constitutes an ongoing benefit arrangement. For plans that are deemed to be ongoing benefit plans, the guidance in SFAS 112 should be followed. The guidance in SFAS 112 for ongoing benefit plans will apply to situations where there are statutory requirements for providing employee benefit arrangements. Under SFAS 112, a liability will be recorded when it is probable and reasonably estimable that a liability has been incurred. For employee termination benefits provided over and above statutory minimums that are not systematic in nature, the requirements in SFAS 146 are followed and the liability would be recorded when communication is made to employees, provided all other necessary criteria are met. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

SFAS 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations and has applied the disclosure-only provisions of SFAS 148 in Note 31 of its Consolidated Financial Statements.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on “Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 150

In May 2003, FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The release establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. This statement reporting requirement shall be effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this standard does not currently have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support; or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. The new requirements of this Interpretation were effective immediately for new variable interest entities (VIEs) created after January 31, 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 “FIN 46R — Revised December 2003”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Company has performed a review of potential VIEs and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. Adoption of FIN 46 in 2003 and the adoption of FIN 46R in 2004 do not currently have a material impact on the Company’s consolidated net income and total Shareholders’ equity under US GAAP.

Others

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”). This guidance requires companies with deliveries that include multiple revenue generating activities to separately value the revenues related to each element of the process and provides guidance on when and how to account for such arrangements. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining whether an arrangement contains a lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether or not an arrangement contains a lease within the scope of SFAS 13, “Accounting for leases”, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. Purchaser’s arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July 1, 2003. The adoption of this EITF does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In September 2004, the EITF reached a consensus on EITF Issue No. 04-10 (EITF 04-10), “Applying Paragraph 19 of FAS 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”. Paragraph 19 of FAS 131 permits an entity to combine information about segments, which individually do not meet the quantitative thresholds in paragraph 18 of FAS 131 to produce a reportable segment (e.g. revenue of the segment is less than 10% of the entity’s revenue), only if segments share a majority of the aggregation criteria listed in paragraph 17 of FAS 131 (i.e. similarity in the nature of the products and services, the production processes, the type or class of customers for their products and services, and if applicable the nature of the regulatory environment). EITF 04-10 clarified that operating segments can be aggregated only if aggregation is consistent with the objective and basic principles of Statement 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in paragraph 17 of FAS 131. When the consensus in this Issue is applied, the corresponding information for earlier periods, including interim periods, will have to be restated unless it is impractical to do so. The Company determined that adoption of this EITF does not have any impact on its currently reportable segments.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

12/ Related party transactions

On March 9, 2004, Apeera Inc. entered into a Share and Asset Purchase Agreement with Intuwave Ltd. by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a total consideration of € 4,000 thousand. GemVentures 1 N.V. (a wholly owned subsidiary of the Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our directors are respectively managing partners and a principal of the Texas Pacific Group. The initial consideration, payable on completion, was to be satisfied by the issuance of shares to Apeera Inc., which designated, according to its liquidation and dissolution plan, GemVentures 1 N.V. and TPG Ventures, L.P. to receive the shares instead on March 31, 2004.

On March 31, 2004, GemVentures 1 N.V. entered into an investment agreement with Intuwave, its investors and managers, which provides for the investment of US$ 2,000 thousand in consideration for the issuance of shares in Intuwave. Both TPG Ventures, L.P. and GemVentures 1 N.V. are represented on Apeera Inc.’s board of directors, however GemVentures 1 N.V. abstained from voting with respect to the share and asset sale given its planned investment in Intuwave.

On July 30, 2004, Certplus S.A., a French company in which Gemplus Trading S.A., indirectly a wholly owned subsidiary of our Company, holds 99.9% of the shares, and Infrasec, a French company which was in the course of being registered (subsequently registered with the commercial register of Paris on August 11, 2004), entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus S.A. received 19.1% of the shares of Infrasec. Dassault Multimedia SAS became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the board of directors of Infrasec.

13/ Litigation

In September 2000, one of our indirect subsidiaries made a loan to Mr. Lassus to assist him in exercising stock options, pursuant to his then current terms of employment. We did not receive the guarantees of reimbursement (including a pledge of Mr. Lassus’s option shares) that Mr. Lassus was required to provide, inter alia, as confirmed in a letter agreement dated December 19, 2001. Although we recorded an expense of € 67.6 million effective June 30, 2002, following the write-down of the loan, we did not forgive the loan. An ad hoc arbitration proceeding was commenced by our Company and its indirect subsidiary against Mr. Lassus in London, England, in January 2003. In April 2004, the tribunal issued a final award in favor of the Company and its indirect subsidiary. The arbitrators held that they had “no doubt” that there was a loan based upon “abundant evidence” and no contrary evidence of a gift or reward, and found Mr. Lassus in breach of his obligations. In its final award, the tribunal ordered Mr. Lassus to make repayment in full of the loan in the amount of € 71.9 million, plus interest of approximately € 7.0 million to date, attorneys’ fees and costs as well as the costs of the arbitration, all in a total amount of approximately € 80.9 million as of today. Since the second quarter of 2002, the Company has maintained a provision for the entire principal of the loan plus accrued interest (less a severance liability of US$ 10 million due to Mr. Lassus if he were to make payment of all sums due pursuant to the arbitration award), since the potential for any repayment of the loan would depend on the financial strength of Dr. Lassus, which is uncertain.

Certain subsidiaries of the Company are currently under tax audit, in Germany and Singapore. The Singapore affiliate has received a tax reassessment relating to the deductibility of financial expenses. This reassessment has been contested and the tax provision has been adjusted to management’s best estimate. Pursuant to an agreement with the UK Inland Revenue at the end of the first quarter 2004, the tax audit in the UK was closed with a tax reassessment of € 218 thousand. The closing of this UK tax audit had a positive effect on group income in the first quarter 2004, resulting from a recapture of € 200 thousand of the tax provision.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

In July 2004, Gemplus finalized an agreement with the French tax authority on its tax assessment in France. As previously disclosed, three French subsidiaries of the group received a tax assessment in 2002 relating primarily to the fiscal years 1998 through 2000. This agreement did not have any material impact on the income tax expense of the first, second and third quarters of 2004, and generated an additional operating expense of € 0.8 million related to VAT and other tax liabilities in the second quarter of 2004. Under the terms of this agreement, Gemplus will pay, before the end of 2004, the majority of the € 34.0 million of taxes related to corporate income tax and € 2.6 million of VAT and other tax liabilities. As a result, € 34.0 million of long-term liabilities have been reclassified as short-term liabilities. The reassessment allowed Gemplus to ask for tax-loss carry-backs in an amount of € 22.8 million during the third quarter of 2004, which Gemplus should recover before the end of 2007.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus S.A. liable for breach of contract and ordered Gemplus S.A. to make a provisional payment of € 137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Gemplus S.A. appealed. In April 2003, the expert filed a preliminary report estimating actual damages within a range of € 10,975 thousand to € 14,944 thousand. Gemplus S.A. contested the expert’s preliminary report on various grounds, including absence of any substantial market for the products at issue. In August 2003, the expert transmitted to the parties his definitive report indicating that the amount estimated by him of the plaintiffs’ damages would be in the range of € 6,792 thousand to € 25,100 thousand. Gemplus S.A. maintained its position and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay € 21,952 thousand to the plaintiffs. Gemplus S.A. filed an appeal on the merits. At the further request of Gemplus S.A., on April 2, 2004, the Aix-en-Provence Court of Appeal suspended the order of the Marseille Commercial Court directing Gemplus S.A. to make the payment to the plaintiffs, and instead, ordered Gemplus S.A. to make a cash deposit in the same amount into an escrow account by June 1, 2004, as security pending a decision on the appeal on the merits. On March 31, 2004, we recorded the amount of this deposit under the caption “Other Non-Current Assets” based on the anticipated timing of the resolution of this litigation. Although there can be no assurance of how the appellate court may rule or as to the amount of damages that could be assessed, based on the Company’s analysis and advice of counsel, we recorded a provision for this litigation of € 5,200 thousand in the 2003 Consolidated Statement of Income, and recorded such amount in our Consolidated Balance Sheet under the caption “Other Current Liabilities”. Since March 31, 2004, we have reclassified the amount of this provision in our Consolidated Balance Sheet to “Other Non-Current Liabilities” based on the anticipated timing of the resolution of this litigation.

In addition to the litigations mentioned above, the Company is involved in litigation from time to time in the ordinary course of business. The Company believes that none of the ordinary course litigation in which it is currently involved will have a material adverse effect on the results of its operations, its liquidity or financial condition.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements reflecting management’s current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

•	trends in the wireless communication, financial services and identity and security markets,

•	trends in the growth of mobile commerce, mobile banking and internet business,

•	the effect of the adoption of competing technologies in our target markets,

•	the profitability of our market expansion strategy,

•	our ability to develop and take advantage of new software and services,

•	our ability to develop and market new chip card technologies to meet market demands,

•	our ability to attract and maintain qualified executives and personnel,

•	our ability to manage our inventories of microprocessor chips,

•	challenges to or loss of our intellectual property rights regarding our chip card technology,

•	expected intense competition in our main markets,

•	our ability to implement our restructuring plans effectively, and

•	trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

OVERVIEW

During the third quarter of 2004, and for the sixth consecutive quarter, sales continue to progress. The healthy growth evidences the Company’s ability to capture market opportunities and take advantage of the strong momentum that we see in our core businesses. Net sales increased 13.0% to € 214.7 million in the third quarter 2004, from € 190.0 in the third quarter 2003.

Moreover, after adjusting for currency fluctuations, net sales of the third quarter of 2004 were up 15.5%. As a global business, operating in numerous currencies, changes in exchange rates of the euro may result in an increase or decrease in our consolidated net sales as reported in our financial statements. We provide this information to enable investors to follow the year-to-year changes in our operations with a focus on providing such information on our underlying business. We calculate the impact of currency variances by converting the figures from the current year as reported in their local currencies using the exchange rate for the previous year. After adjusting for currency fluctuations and on a geographical basis, revenue in the Americas rose 44.3%, EMEA (Europe, Middle East and Africa) grew 15.7% and Asia was down 8.2%. In the nine months period ended September 30, 2004, sales increased by 20.5% to € 622.5 million, from € 516.6 million in the same period in 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

In the third quarter 2004, the gross margin increased by 1.2 percentage points to 29.8%, compared to the third quarter 2003. This was mainly driven by a favorable business mix, which fully offset declines in the selling price. In the nine month period ended September 30, 2004, the gross margin increased by 4.0 percentage points to 31.0%, compared to the same period in 2003.

Excluding restructuring expenses and goodwill amortization and impairment, quarterly other operating expenses, comprising research and development expenses, selling and marketing expenses and general and administrative expenses, decreased by 1.6% year on year to € 53.5 million. Other operating expenses represented 24.9% of sales during the third quarter 2004, compared to 28.6% a year ago. In the nine month period ended September 30, 2004, other operating expenses, excluding restructuring and goodwill amortization and impairment decreased by 6.4% to € 169.5 million compared to the same period in 2003.

Restructuring expenses for the third quarter 2004 amounted to € 8.6 million comprising a provision of 14.3 million euros related to the planned restructuring of operations in Germany, partly compensated by a net reversal of 5.7 million euros mainly related to the previous restructuring plan. Consistent with previous announcements, this provision reflects the final step of the restructuring plan, which was presented in December 2002.

The operating loss for the third quarter of 2004 was therefore € 0.1 million including € 1.9 million of goodwill amortization.

Income tax charges were € 6.6 million, of which € 5.1 million are one-time mainly non-cash items. This includes mainly a charge of € 3.0 million relating to the discounting of a carry back of tax losses in France, and a partial write-down of deferred tax assets.

In the third quarter of 2004, the net loss of € 8.5 million reflects restructuring expenses and mostly non-cash income-tax charges. In the nine months period ended September 30, 2004, the net loss decrease by € 126.2 million to € 7.1 million, compared to the net loss of € 133.3 million incurred in the same period in 2003. This improvement is mainly driven by revenue growth, improved gross margin, lower operating expenses and no impact from goodwill impairment testing.

At September 30, 2004, the Group cash position remains strong and is down € 1.6 million compared to December 31, 2003. The improved level of profit from operations and lower restructuring outflows provided cash used mainly in investing activities.

Results of Operations

Quarterly and nine month periods ended respectively September 30, 2003 and 2004.

Net Sales

Net sales for the third quarter ended September 30, 2004, amounted to € 214.7 million, a 13.0% increase compared with net sales of € 190.0 million for the third quarter ended September 30, 2003.

The following table shows the breakdown of our net sales for the three months and nine months period, ended respectively September 30th, 2004 and 2003 by reporting segment.

	Three months ended			Nine months ended
Net Sales	Sept 30, 2004	Sept 30, 2003	% change	Sept 30, 2004	Sept 30, 2003	% change
	(in millions of euros)
Telecommunications	153.2	132.3	16%	453.9	366.2	24%
Financial Services	53.0	47.9	11%	138.0	123.0	12%
Identity and Security	8.5	9.8	(14)%	30.6	27.4	12%

Total	214.7	190.0	13%	622.5	516.6	20%

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Net sales in the Telecommunications segment increased by 15.8%, to € 153.2 million in the third quarter 2004 from € 132.3 million in the third quarter 2003. After adjusting for currency fluctuations, Telecommunications net sales increased by 18.7% in the third quarter 2004. For the sixth consecutive quarter, the Telecommunications segment revenue was primarily driven by a 19.9% increase in wireless products and services sales, amounting to € 131.1 million in third quarter of 2004. This was mostly attributable to a stronger demand for wireless products in our Telecommunications segment as our shipments of SIM cards grew 28.7% year on year to 61.2 million units in the third quarter 2004. Sales were particularly strong in Eastern Europe, Africa and Americas.

While the second quarter of 2004 showed a strong improvement in product mix, the third quarter of 2004 reflected a pause in this trend, compared to the same period of last year. High-end card shipments (including 64kb and above, as well as 3G) accounted for 29.9% of the total in the third quarter 2004 compared to 33.4% in the second quarter 2004 and 13.5% in the third quarter 2003. The pause in this trend reflects strong growth in regions such as Eastern Europe and Africa, where the market is less oriented toward high-end cards, and the decision by some large operators to postpone orders to the fourth quarter, particularly of 64 Kb cards.

In the nine month period ended September 30, 2004, net sales in the Telecommunications segment increased 23.9%, to € 453.9 million in 2004 from € 366.2 million in 2003. The increase of the Telecommunication segment revenue was mainly driven by higher sales in wireless products and services, sustained by higher shipments of SIM cards, which grew from 125.2 million units for the nine months period ended September 30, 2003 to 180.4 million units in the same period in 2004, and improvement in the sales mix of wireless products.

Net sales in the Financial Services segment increased by 10.7%, to € 53.0 million in the third quarter 2004 from € 47.9 million in the third quarter 2003. After adjusting for currency fluctuations, Financial Services net sales increased by 11.9% in the third quarter 2004. The revenue growth was primarily driven by the EMV(1) migration. The quarterly payment microprocessor card revenue rose 24% year-on-year. A one-time customer renewal program in the UK and favorable seasonality in Germany strengthened the payment microprocessor card shipments in the third quarter 2004. During the same period, we benefited of the EMV roll-out, which gained momentum in Continental Europe (France & Turkey) and Asia (Malaysia & Singapore).

In the nine months period ended September 30, 2004, net sales in the Financial Services segment increase 12.3%, to € 138.0 million in 2004 from € 123.0 million in 2003. The increase in the Financial Services segment is mainly driven by higher payment microprocessor card shipments, with EMV migration gaining momentum.

Net Sales in the Identity and Security segment decreased by 13.9%, to € 8.5 million in the third quarter 2004 from € 9.8 million in the third quarter 2003. After adjusting for currency fluctuations, Identity and Security net sales decreased by 10.7% in the third quarter 2004. While the second quarter 2004 in Financial and Security segment showed strong sales of subsystems, the third quarter 2004 revenue reflects a low in project cycles. Because the Identity and Security segment is still an emerging market, the Company continues to recognize a large number of market opportunities, which confirms the growth potential of this business.

In the nine months period ended September 30, 2004, net sales in the Identity and Security segment increased by 11.6%, to € 30.6 million in 2004 from € 27.4 million in 2003. The revenue increase in our Identity and Security segment was mainly driven by the deployment of Government ID solutions in Oman and the United Arab Emirates and Corporate Security markets.

(1)	EMV is the major payment card association, composed of Europay International, MasterCard International and Visa International

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas. The following table breaks down our net sales among our three regions:

	Three months ended			Nine months ended
Net Sales	Sept 30, 2004	Sept 30, 2003	% change	Sept 30, 2004	Sept 30, 2003	% change
	(in millions of euros)
EMEA	115.0	98.0	17%	320.9	277.3	16%
Asia	44.5	50.9	(13)%	147.8	130.3	13%
Americas	55.2	41.1	34%	153.8	109.0	41%

TOTAL	214.7	190.0	13%	622.5	516.6	20%

After adjusting for currency fluctuations, the revenue in the Americas rose 44.3% and EMEA grew 15.7%, while Asia was down 8.2%, currency adjusted in the third quarter of 2004.

Gross Profit

Gross Profit increased 17.6% in the third quarter of 2004, from € 54.4 million in the third quarter 2003 to € 64.0 million in the third quarter 2004. The gross margin increase in third quarter 2004 to 29.8%, from 28.6% in the third quarter 2003. Despite the effect of continuous price pressure, the gross margin increased by 1.2 percentage points, compared to the third quarter of 2003, mainly driven by an improved business mix (i.e., weighted towards more wireless products and higher-end products).

The following table breaks down our gross profit and gross margin by segment:

	Three months ended			Nine months ended
Gross Profit	Sept 30, 2004	Sept 30, 2003	% change	Sept 30, 2004	Sept 30, 2003	% change
	(in millions of euros)
Telecommunications	51.7	39.7	30%	156.5	109.2	43%
Gross margin (% of sales)	33.7%	30.0%		34.5%	29.8%
Financial Services	10.1	12.7	(20)%	28.0	24.8	13%
Gross margin (% of sales)	19.0%	26.4%		20.3%	20.1%
Identity and Security	2.2	2.0	11%	8.7	5.9	47%
Gross margin (% of sales)	26.6%	20.6%		28.7%	21.7%

Total	64.0	54.4	18%	193.2	139.9	38%
Gross margin (% of sales)	29.8%	28.6%		31.0%	27.1%

The Telecommunications segment gross profit for the third quarter 2004 amounted to € 51.7 million, an increase of 30.1% versus the third quarter 2003. The gross margin of the Telecommunications segment increased to 33.7% in the third quarter 2004, from 30.0% in the same period in 2003. The Telecommunications segment gross profit for the nine months period ended September 30, 2004 amounted to € 156.5 million, an increase of 43.3% compared to same period in 2003. Telecommunications gross margin increased by 4.7 percentage points to 34.5% in the nine months period ended September 30, 2004. The gross margin for both periods ended September 30, 2004, resulted primarily from higher volumes of SIM Cards shipped, continuous improvement in the supply chain and a favorable product mix within wireless. The increase was lessened by the continuous price pressure in this segment compared to the periods in 2003.

The Financial Services segment gross profit for the third quarter 2004 amounted to € 10.1 million, a decrease by 20.6% versus the third quarter 2003. The gross margin of the Financial Services segment decreased to 19.0% in the third quarter 2004, from 26.4% in the third quarter 2003. The gross margin decrease was mainly attributable to higher manufacturing expenses and an unfavorable business mix, despite higher volumes shipped of microcontroller payment cards driven by EMV migration. The Financial

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Services gross profit for the nine months period ended September 30, 2004, amounted to € 28.0 million, an increase of 13.1% compared to the same period in 2003. Financial Services gross margin was mostly stable, up by 0.2 percentage points to 20.3% in the nine months period ended September 30, 2004.

The Identity and Security segment gross profit for the third quarter 2004 amounted to € 2.2 million, an increase of 11.1% versus the third quarter 2003. The gross margin of the Identity and Security segment increased to 26.6% in the third quarter 2004, from 20.6% in the third quarter 2003. The Identity and Security segment gross profit for the nine months period ended September 30, 2004, amounted to € 8.7 million, an increase of 47.3% compared to the nine months of 2003. Identity and Security gross margin increased by 7.0 percentage points to 28.7% in the nine months period ended September 30, 2004. The gross margin increase for periods ended September 30, 2004, was primarily driven by a significant shift in the sales mix, endorsing Company strategy focused on selling subsystems based on software components, value-added services and high-end cards.

Operating income (loss)

The Company recorded an operating loss of € 0.1 million in the third quarter 2004, compared to an operating loss of € 9.2 million in the third quarter 2003. The third quarter 2004 operating loss reflects mainly the impact of restructuring expenses. For the nine month period ended September 30, 2004, the operating income amounted to € 9.4 million, an increase of € 134.5 million compared to the same period in 2003. The increase mainly reflects the revenue growth, the gross margin improvement in all our business segments, lower operating expenses, lower expenses for restructuring and no impact from goodwill impairment testing. Operating loss for the nine month period ended September 30, 2003 included a goodwill impairment charge of € 19.9 million, resulting from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

Excluding restructuring expenses and goodwill amortization and impairment, other operating expenses, comprising research and development expenses, selling and marketing expenses and general and administrative expenses, decreased by 1.6% to € 53.5 million in the third quarter 2004 from € 54.3 million in the third quarter 2003, contributing to the improvement of operating income. Excluding restructuring expenses and goodwill amortization and impairment, other operating expenses represented 24.9% of sales during the second quarter 2004, compared to 28.6% a year ago. In the nine month period ended September 30, 2004, other operating expenses, excluding restructuring expenses and goodwill amortization and impairment decreased by 6.4% to € 169.5 million compared to the same period in 2003.

Costs relating to the planned restructuring of operations in Germany, which was announced in May 2004 have been booked during the third quarter 2004. Restructuring expenses recorded in the third quarter of 2004 amounted to € 8.6 million, compared to € 7.2 million in the same period in 2003. The restructuring expenses for the third quarter 2004 comprising a provision of 14.3 million euros related to the planned restructuring of operations in Germany, partly compensated by a net reversal of 5.7 million euros mainly related to the previous restructuring plan. Consistent with previous announcements, this provision reflects the final step of the restructuring plan, which was presented in December 2002.

Goodwill amortization and impairment amounted to € 1.9 million in the third quarter of 2004, compared to € 2.0 million in the same period in 2003.

Financial income and expense, net

Net financial income and expense recorded in the third quarter of 2004 amounts to a net income of € 1.5 million compared to a net income of € 1.6 million in the same quarter of 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Other income and expense, net

We recorded a net other expense of € 3.4 million in the third quarter of 2004 compared to an expense of € 4.6 million for the same period in 2003. The net other expense in the third quarter of 2004 was primarily attributable to foreign exchange losses, minority interests and losses on investments.

Income tax

We recorded an income tax expense of € 6.6 million in the third quarter of 2004, compared to € 1.0 million for the same period in 2003. The income tax expense incurred in the third quarter 2004 includes € 5.1 million of one-time items, mainly non-cash. This includes mainly a charge of € 3.0 million relating to the discounting of a carry back of tax losses in France and a partial write down of deferred tax assets.

Net loss

We recorded a net loss of € 8.5 million in the third quarter of 2004, or € 0.01 loss per share, as compared to a net loss of € 13.1 million in the third quarter of 2003, or € 0.02 loss per share.

Liquidity and Capital Resources

Our financial position remained strong during the first 9 months of 2004. Cash and cash equivalents were € 389.2 million at September 30, 2004, compared to € 390.7 million at December 31, 2003.

Operating activities generated € 17.2 million of cash during the first 9 months of 2004, compared to € 50.6 million used during the same period in 2003. Accounts payable as at September 30, 2004 increased by € 23.5 million compared to December 31, 2003. Accounts receivable as at September 30, 2004 increased by € 3.1 million compared to December 31, 2003. Inventory levels as at September 30, 2004 increased by € 38.6 million compared to December 31, 2003, but represent only 83 days of supply compared to 82 days of supply at the end of December 2003. The first 9 months of 2004 were also impacted by € 21.7 million paid in connection with our restructuring programs compared to € 45.7 million in the first 9 months of 2003.

Net cash used in investing activities during the first 9 months of 2004 was € 17.0 million compared to € 12.1 million used during the same period in 2003 primarily due to higher capital expenditures, which were € 15.2 million in the first 9 months of 2004 as compared to € 9.4 million during the same period in 2003.

Financing activities used € 2.9 million of cash during the first 9 months of 2004, compared to € 3.3 million cash used during the same period in 2003.

We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near and medium term liquidity needs. At September 30, 2004, cash and cash equivalents amounted to € 389.2 million.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Item 3. Qualitative Disclosures About Market Risk

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually. No market risk sensitive instruments are entered into for trading purposes. Foreign currency risk is our primary market risk exposure.

     Foreign exchange risk

The Company’s sales are primarily denominated in the domestic currency of our customers. As certain manufacturing sites are located in different countries, a portion of our costs is also denominated in foreign currencies. Therefore, the Company is exposed to foreign currency risk on our commercial transactions.

The policy of the Company is to hedge our foreign currency exposure on our firm and anticipated purchases and sales commitments that are denominated in currencies other than our subsidiaries’ functional currencies, for periods commensurate with our known or forecasted transactions.

These contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, by entering into foreign exchange forward contracts and by purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. These derivative instruments are traded “over the counter’’ with major financial institutions. All hedging instruments are allocated to underlying transactions.

In addition, because we have subsidiaries that present their financial statements in a currency different from euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating those financial statements into our reporting currency, the euro, are classified as translation difference in our consolidated equity. We do not hedge our equity exposure arising from net investments in foreign entities.

     Interest rate risk

The Company considers it is not significantly exposed to interest rate risk fluctuations. Consequently, we have not entered into any derivative contract to hedge interest rate risk. However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (respectively decreasing). This risk remains un-hedged.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Part II — Other Information

Item 1. Legal proceedings

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 2. Changes in securities

Not applicable

Item 3. Default upon senior securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable

Item 5. Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.

Item 6. Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in April 2004 reporting our press release dated April 27, 2004, on our results of operations for the first quarter results for 2004.

A report on Form 6-K was filed in August 2004 reporting our press release dated July 28, 2004, on our results of operations for the second quarter results for 2004.

A report on Form 6-K was filed in August 2004 reporting our quarterly results of operations for the first quarter results for 2004.

A report on Form 6-K was filed in September 2004 reporting our quarterly results of operations for the second quarter results for 2004.

A report on Form 6-K was filed in November 2004 reporting our press release dated October 27, 2004, on our results of operations for the third quarter results for 2004.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: December 17, 2004

	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer